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                    UNITED STATES OF AMERICA
          BEFORE THE SECURITIES AND EXCHANGE COMMISSION




-----------------------------------:
In the Matter of

ALLEGHENY POWER SYSTEM, INC.
Hagerstown, Maryland               :         CERTIFICATE
                                                 OF
                                             NOTIFICATION
(70-8553)                          :

(Public Utility Holding Company
Act of 1935)
-----------------------------------:



     Pursuant to Rule 24 of the regulations of the Securities and Exchange Commission under the Public Utility Holding Company Act of 1935, the undersigned does hereby certify that Allegheny Power System, Inc. (APS) on June 30, 1997 issued and sold 243,214 shares of its Common Stock to Chemical Bank, as Agent, under the APS Dividend Reinvestment and Stock Purchase Plan, and issued 61,855 shares of its Common Stock to the Trustee under the APS Employee Stock Ownership and Savings Plan, at $26.45 per share, and that the foregoing transactions were carried out in accordance with the terms and conditions of and for the purposes represented by the Application or Declaration in the above matter and the Order of the Commission with respect thereto. A past tense opinion will be filed upon the completion of all of the transactions contemplated by the Commission's Orders.

                              ALLEGHENY POWER SYSTEM, INC.

                                 /s/


                              Nancy L. Campbell



Dated:  July 3, 1997